SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Statements and
Report of Independent Registered Public Accounting Firm

December 31, 2025

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

TABLE OF CONTENTS

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SEC FILE NUMBER
8-12745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securities Management and Research, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 42nd St. NE Suite 100
(No. and Street)

Cedar Rapids (City) IA (State) 52402 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rupp (Name) 319-447-5700 (Area Code – Telephone Number) brupp@berthel.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

Nine Parkway North Suite 200 (Address) Deerfield (City) IL (State) 60015 (Zip Code)

10/22/2003 (Date of Registration with PCAOB)(if applicable) 199 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Rupp _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securities Management and Research, Inc _____, as of 12/31 _____, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Securities Management and Research, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (the "Company") as of December 31, 2025, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II and III (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2021 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Deerfield, IL
March 12, 2026

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	807,957
Deposit With Clearing Firm		100,000
Commissions Receivable		212,882
Due From Affiliates		768
Notes Receivable, net		75,000
Property and equipment, net		10,482
Prepaid Expenses & Other Assets		179,157
Deferred Income Tax Asset, net		7,000
TOTAL ASSETS	$	1,393,246

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$	154,705
Accounts Payable and Other Accrued Expenses		91,323
Due To Affiliates		7,638
Deferred Revenue		104,964
Income Tax Payable, net		22,008
TOTAL LIABILITIES		380,638

STOCKHOLDER'S EQUITY

Common Stock, $1.00 Par Value Per Share, Authorized, Issued and Outstanding 1,000,000 Shares	$	1,000,000
Additional Paid-In Capital		376,611
Accumulated Deficit	(	364,003)
Total Stockholder's Equity		1,012,608
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,393,246

The accompanying notes are an integral part of these financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2025

REVENUE		
Commissions	$	2,765,438
Technology and Representative Fees		379,229
Other Income		182,825
		3,327,492
EXPENSES		
Commissions and Compensation		1,831,613
Management Fees		340,800
Professional Fees		133,600
Occupancy		22,188
Reporting Services		187,445
Data Processing		279,972
General and Administrative Expenses		302,990
		3,098,608
INCOME BEFORE INCOME TAX EXPENSE		228,884
INCOME TAX EXPENSE		65,983
NET INCOME	$	162,901

The accompanying notes are an integral part of these financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Stockholder's Equity - January 1, 2025	$ 1,000,000	$ 376,611	$(376,904)	$ 999,707
Dividends	-	-	(150,000)	(150,000)
Net Income	-	-	162,901	162,901
Stockholder's Equity - December 31, 2025	$ 1,000,000	$ 376,611	$(364,003)	$ 1,012,608

The accompanying notes are an integral part of these financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	162,901
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities		
Amortization of Notes Receivable		10,417
Depreciation		20,963
Changes In Operating Assets and Liabilities:		
(Increase) in Commissions Receivable	(	61,827)
Decrease in Due From Affiliates		5,752
(Increase) in Notes Receivable	(	85,000)
(Increase) in Prepaid Expenses & Other Assets	(	22,213)
Increase in Commissions Payable		54,389
(Decrease) in Accounts Payable and Other Accrued Expenses	(	14,542)
(Decrease) in Due To Affiliates	(	14,007)
Increase in Deferred Revenue		4,114
Increase in Income Tax Payable, Parent Company		22,008
Net Cash Provided By Operating Activities		82,955

CASH FLOWS FROM FINANCING ACTIVITIES

Dividends	(	150,000)
Net Cash Used In Financing Activities	(	150,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(	67,045)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		875,002
CASH AND CASH EQUIVALENTS - END OF YEAR	$	807,957

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Tax Payments Paid To Parent Company	$	87,991

The accompanying notes are an integral part of these financial statements.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

**Nature of Business:** Securities Management and Research, Inc. (the "Company"), was incorporated in Florida with its operations located in Iowa. The Company is a wholly owned subsidiary of ONE Financial, Inc., which is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

**Basis of Presentation:** The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates:** The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents:** The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

**Deposit with Clearing Firm:** The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

**Commissions Receivable:** Commissions receivable primarily consists of commission and transaction-related receivables due from clearing broker and various product sponsors. There were three product sponsors that make up approximately 70% of the balance as of December 31, 2025.

**Notes Receivable:** The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Amortization expense is included in commission expense in the statement of income. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2025, there is no allowance for credit losses associated with these notes receivable.

**Income Taxes:** The Company is included in the consolidated federal income tax return filed by Berthel Fisher & Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is calculated as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2025, the entity had no material uncertain tax positions that are required to be recorded.

Effective January 1, 2025, the Company adopted ASU 2023-09. See Note 3.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326, Financial Instruments — Credit Losses. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable.

Property and Equipment: Property and equipment is stated at cost less allowances for depreciation. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives.

Revenue Recognition: Commissions and related expenses are recorded on a trade basis as of a point in time. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenues, as it is responsible for the execution of the clients' purchases and sales, and maintains the relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, commission revenues are reported on a gross basis.

Trailing commissions (variable annuity trails and 12b-1 fees) are earned at the time of the initial sale of the variable annuity or mutual fund. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable, typically at the end of month or quarter. Once the variability constraint is removed, revenue is recognized.

The further breakdown of commission revenues is as follows:

For the Year Ended December 31, 2025	Commission Revenue
Variable Annuities	$ 617,226
Mutual Funds	219,583
12b-1 Fees	874,532
Variable Annuity Trailing Fees	989,218
Other Securities	64,879
	$ 2,765,438

Technology and representative fee revenues consist of technology fees charged to registered representatives for technology related services provided by the Company, errors and omission (E&O) insurance, and annual fee renewal amounts that are collected in excess of expenses. The technology and representative fee revenues are paid in advance, recognized on a gross basis and recognized as deferred revenue and recognized over the course of one year in which services are provided.

Fair Value Measurements: The Company measures and reports all assets and liabilities on a fair value basis in accordance with FASB ASC 820, Fair Value Measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under this topic are described below.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access the measurement date.

Level 2 - Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Level 3 - Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgement or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and include the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. Money market funds are stated at the net asset value (NAV) per share of the fund and classified as level l. The NAV is primarily determined based on the underlying assets and liabilities held in the fund. There are no financial instruments classified as level 2 or 3.

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2025.

There were no transfers of assets between level 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2025.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value Measurements Using			
	Quoted Prices In Active Markets For Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	
	Level 1	Level 2	Level 3	Total
Money market fund, included in cash and cash equivalents	$ 635,008	-0-	-0-	$ 635,008
	$ 635,008	-0-	-0-	$ 635,008

Segment Reporting: The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Significant segment expenses can be found on the statement of income. Segment assets can be found in the statement of financial condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company enters into various transactions and arrangements with its Parent and affiliated Companies through common ownership. The Company has a management agreement with its Parent in which the Company's Parent provided management services totaling $340,800 for the year ended December 31, 2025. See also Note 3 income taxes.

The Parent provides general service functions to all four of its main operating companies (including the Company). These expenses are allocated to the four main operating companies as a management fee. The Parent changed the calculation method for allocating the management fee charged in 2025, which reduced the markup from 20% to 15% on the expenses incurred. This change did not have a material impact on the Company's management fees.

During the year ended December 31, 2025, the Company paid $97,544 to an affiliate for their allocation of the E&O insurance expense. This expense is included in the other general and administrative expenses on the statement of income.

During the year ended December 31, 2025, the Company paid $22,188 to an affiliate for its pro-rata use of office facilities. This expense is included in the occupancy expenses on the statement of income.

During the year ended December 31, 2025, The Company paid $96,840 to an affiliate for technology license and user fees. This expense is included in the data processing expenses on the statement of income.

The Company and its affiliates pay and receive amounts on behalf of each other. For the year ended December 31, 2025, affiliates collected revenues, net of commissions, of approximately $230,000 on the Company's behalf, and the Company collected revenues, net of commissions, of approximately $68,000 on behalf of its affiliates. Amounts collected by or for the Company or its affiliates have no impact on the Company's revenue or expenses.

The Company and its affiliates also pay expenses on behalf of each other for items such as commissions, payroll, and other operating costs. For the year ended December 31, 2025, the Company paid approximately $190,000 on behalf of its affiliates, and affiliates paid approximately $700,000 on behalf of the Company. Settlements typically occur at month-end.

The corresponding due from affiliates and due to affiliates related to these transactions are reflected on the statement of financial condition as Due from affiliates in the amount of $768 and Due to affiliates in the amount of $7,638.

NOTE 3 - INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax for the year ended December 31, 2025 are summarized as follows:

	Current	Deferred	Total
Federal	$ 50,782	(3,000)	$ 47,782
State	18,201	-0-	18,201
	$ 68,983	(3,000)	$ 65,983

For the year ended December 31, 2025, the Company's domestic income before income taxes was $228,884. The Company does not have income from foreign sources and therefore does not have any foreign income taxes.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES (Concluded)

Payments to the Parent for federal and state taxes were $47,782 and $18,201, respectively, for the year ended December 31, 2025. For the state taxes, the Company pays the parent for its allocated state income taxes, which were predominately for Iowa.

The following represents the approximate tax effect of each significant type of temporary difference giving rise to the deferred income tax asset:

Deferred Tax Assets		
Allowance For Bad Debts	$	6,600
Accrued Expenses		400
Total Deferred Tax Assets	$	7,000

The provision for income taxes for the year ended December 31, 2025 differs from amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes due to the following items:

Computed expected amount	$	48,066
State taxes, net of federal tax benefit		12,200
Other		5,717
Income tax expense	$	65,983

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent and Company are no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2022.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company had net capital of $678,464 calculated under Rule 15c3-1, which was $578,464 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .56 to 1.

The National Financial Services clearing agreement requires the Company maintain $500,000 in net capital.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. At December 31, 2025, the Company has one open claim and has not been able to fully assess the claim. The matter has not been moved to discovery: therefore, a likely outcome is unable to be determined at this time and no amount is able to be estimated for a possible loss.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with General Counsel of the Company who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred. There can be no assurance that material losses will not be incurred from claims the Company has not yet been notified of or are not yet determined to be probable or reasonably possible and reasonable to estimate.

From time to time, the Company is subject to regulatory examinations for the SEC and FINRA. At December 31, 2025, the Company does not have any ongoing examinations.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Concluded)

The Company maintains E&O insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductible levels based on products in any one case. If a claim is settled, and it is determined that the settlement amount is due from the insurance carrier, the Company records a receivable from the insurance carrier and a payment to the claimant for the amount of the settlement.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2025, the Company maintained a cash balance in excess of the federally insured limits of approximately $385,000.

NOTE 7 – INDEMNIFICATIONS

ln the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these indemnifications.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2025

SCHEDULE I

Net Capital

Stockholder's Equity - December 31, 2025	$	1,012,608
Nonallowable Assets		
Commissions Receivable	(	49,037)
Due From Affiliates	(	768)
Notes Receivable, net	(	75,000)
Property and Equipment, net	(	10,482)
Prepaid Expenses & Other Assets	(	179,157)
Deferred Income Tax Asset, Parent Company	(	7,000)
	(	321,444)
Haircuts on Securities		
Money Market Fund	(	12,700)
Net Capital Under Rule 15c3-1, December 31, 2025	$	678,464
A. Minimum Net Capital Required Based on Aggregate Indebtedness	$	25,376
B. Minimum Dollar Requirement	$	100,000
Net Capital Requirement (greater of A. or B.)	$	100,000
Excess Net Capital - December 31, 2025	$	578,464
Aggregate Indebtedness	$	380,638
Ratio: Aggregate Indebtedness to Net Capital		56.10%

There were no material differences between the preceding computation and the Company's corresponding unaudited FOCUS Report, Part II of Form X-17 A-5 as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2025

Information relating to the computation for determination of reserve requirements is not applicable to Securities Management and Research, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.

See Report of Independent Registered Public Accounting Firm.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2025

Information relating to possession or control requirements is not applicable to Securities Management and Research, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5.

See Report of Independent Registered Public Accounting Firm.



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Securities Management and Research, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Managements and Research, Inc. **(**the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to receiving (1) transaction-based compensation from mutual funds and variable annuities; (2) trails and 12B1 fees; and (3) technology and representative fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provision contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Deerfield, IL
March 12, 2026

Securities Management and Research, Inc.
Exemption Report

Securities Management and Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F R. §240.15c3-3 pursuant to the provisions of 17 C.F.R §240.15c3-3(k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) for the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to receiving (1) transaction-based compensation from mutual funds and variable annuities; (2) trails and 12B1 fees; (3) technology and representative fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Securities Management and Research, Inc.

I, Brian Rupp, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO

February 10, 2026